Page 32 of 33 Pages

                                                                    EXHIBIT 99.3

                          Barington Capital Group, L.P.
                               888 Seventh Avenue
                            New York, New York 10019

June 22, 2007

Board of Directors
Lancaster Colony Corporation
37 West Broad Street
Columbus, Ohio 43215

To the Board of Directors of Lancaster Colony Corporation:

We have been disappointed with the profitability and share price performance of Lancaster Colony Corporation under the leadership of John B. Gerlach, Jr., the Company's Chairman of the Board, Chief Executive Officer and President. We have therefore suggested to him a number of measures that we believe will create significant value for the benefit of the Company's public shareholders.

The continued underperformance of the Company since we initially proposed these measures over 14 months ago has compelled us to reach out to you - given your fiduciary duty to all Lancaster shareholders - as we question whether Mr. Gerlach will ever make any substantive changes to the company he runs and his family effectively controls.

While the Gerlach family founded Lancaster Colony Corporation and is the Company's largest shareholder, Lancaster is a publicly-traded corporation, not a privately-owned family business. Unfortunately, it seems as if the Company is being run as if it was.

Mr. Gerlach is not only the Company's Chief Executive Officer, he has also been appointed Chairman of the Board, the governing body responsible for selecting and overseeing the performance of the CEO. This was done without even the designation of a permanent lead independent director as a countervailing measure.

Even more concerning, however, is the Company's veritable fortress of anti-takeover defenses. These defenses include a staggered board of directors, a "poison pill" rights plan with a 15% trigger that was adopted without shareholder approval, "blank check" preferred stock and the ability of the Board to add directors without shareholder approval. In addition, the Company's articles of incorporation deny shareholders the right to cumulate their votes in the election of directors and require that shareholders obtain Board or shareholder approval prior to acquiring 20%, 33% and 50% ownership thresholds in the Company, despite the existence of the Company's "poison pill" rights plan. Furthermore, the Company has an 80% supermajority vote requirement to approve certain business combinations and amend various provisions in the Company's articles of incorporation and regulations, effectively giving the Gerlachs, who hold approximately 26% of the Company's common stock, a blocking position. All these defenses

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are in addition to the business combination,  fair price, disgorgement and other provisions that protect Lancaster and all other corporations organized in the State of Ohio.

We believe that the numerous defenses the Company has in place are excessive(1) and demonstrate a disregard for the interests of Lancaster's public shareholders by facilitating the entrenchment of the Company's directors and executive officers and minimizing the influence that shareholders (other than the Gerlachs) have on the Board. In our opinion this is not only inappropriate, but likely damaging to shareholder value as many studies have demonstrated that companies that have good corporate governance in these areas tend to outperform those that do not.(2)

It is our hope that, upon reflection, you will concur that the Company's financial performance and corporate governance record is unacceptable and see that meaningful improvements are promptly made so that Lancaster not only becomes a leader in the area of corporate governance, but also returns to historical levels of profitability and share price performance.

Sincerely,

/s/ James A. Mitarotonda
--------------------------------
James A. Mitarotonda

----------
(1) Institutional Shareholder Services ("ISS"), a leading provider of corporate governance and proxy voting services, currently rates the Company's takeover defenses with a score of 1 out of 5, indicating that the Company's corporate governance practices in this area are in the bottom quintile relative to the Company's peers as identified by ISS. Overall, 73% of the companies in the Standard & Poor's 400 Index outperform the Company in the area of corporate governance according to ISS's most recent index ranking of the Company.

(2) See, e.g., Bebchuk, Cohen and Ferrell, What Matters in Corporate Governance?, Harvard Law School John M. Olin Center for Law, Economics and Business Discussion Paper No. 491 (September 2004)(identifying a statistically significant correlation between stock performance and the degree to which boards are accountable to their shareholders); Institutional Shareholder Services, Better Corporate Governance Results in Higher Profit and Lower Risk
(2005)("Companies with better corporate governance have lower risk better profitability and higher valuation. More specifically, these well-run companies outperform poorly governed firms in return on investment, annual dividend yield, net profit margin, and price-to-earnings ratio."). See also Eisenhofer and Levin, Investment Returns: Does Corporate Governance Matter to Investment Returns?, Corporate Accountability Report, Vol. 3, No. 57 (September 23,
2005)("[E]mpirical evidence suggests what common sense tells us is correct - those corporate boards that are more concerned about shareholder rights are also better guardians of shareholder money").